PENGRAM CORPORATION
1200 Dupont Street, Suite 2J
Bellingham, WA 98225
Tel: (360) 255-3436

July 12, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549-4628

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Pengram Corporation (the “Company”)
	-	SEC File No. 000-52626
	-	Annual Report on Form 10-K for the Fiscal Year Ended November 30, 2009 filed March 16, 2010

As requested in your comment letter dated June 10, 2010 (the “Comment Letter”), we hereby acknowledge as follows:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

PENGRAM CORPORATION

/s/ Richard W. Donaldson
_____________________________
RICHARD W. DONALDSON
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer